ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

September 9, 2010

The Managers Funds

800 Connecticut Avenue

Norwalk, Connecticut 06854

Ladies and Gentlemen:

You have informed us that you propose to offer and sell from time to time shares (“Shares”), without par value, of each of Managers Cadence Capital Appreciation Fund, Managers Cadence Emerging Companies Fund, Managers Cadence Focused Growth Fund and Managers Cadence Mid-Cap Fund (the “Series”), at not less than net asset value.

We have examined an executed copy of your Declaration of Trust dated November 23, 1987, as amended by Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 17 thereto (the “Declaration of Trust”), and are familiar with the actions taken by your Trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion. We did not act as counsel for the Trust for matters relating to its initial organization and establishment, and our opinion assumes that the Trust was legally organized and duly established.

Based on and subject to the foregoing, we are of the opinion that the issue and sale by The Managers Funds (the “Trust”) of an unlimited number of Shares of the Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor, the Shares so issued will be validly issued, fully paid and non-assessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability in connection with the property, acts, obligations or affairs of the Trust and provides that every written obligation, contract, instrument, certificate, share, other security of the Trust or the Series or undertaking made or issued by the Trustees may give notice to the effect that the shareholders are not personally liable thereunder. The Declaration of Trust also provides that the Trust or the Series shall indemnify and hold each shareholder harmless from and against all claims and liabilities, to which such shareholder may become subject by reason of his being or having been a shareholder, and shall reimburse such shareholder for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 002-84012) relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP